July 25, 2024

Michael Singer
Executive Chairman and Director
Insight Acquisition Corp.
333 East 91st Street
New York, NY 10128

       Re: Insight Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 3, 2024
           File No. 333-276291
Dear Michael Singer:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Form S-4 Amendment 2 filed July 3, 2024
About This Document, page i

1. We note your disclosure that this registration statement constitutes the prospectus of IAC with respect to New IAC common stock and New IAC Series C Preferred Stock, although the fee table does not include the preferred stock, and it appears that the Series C
       Preferred is being offered privately to Mr. Alessi on terms that he negotiated. Revise accordingly. Please also review your fee table and include all of the securities being offered in the transaction, including including contingent rights and the earnout shares.
What equity stake will current stockholders of IAC and Alpha Modus stockholders hold in New
IAC after the Closing?, page xii

2. We note that the Equity Capitalization Summary on page xiii does not include the Series
       C Preferred shares, which are to be issued to Mr. Alessi and his affiliates at closing, while
 July 25, 2024
Page 2

       these shares do appear in the fully diluted summary on page xiv. Please include the Series
       C Preferred shares in the Equity Capitalization Summary on page xiii to better reflect the ownership levels of the combined company immediately following the business combination. Please make similar revisions where these tables appear throughout the prospectus.
Parties to the Business Combination, page 2

3. Where you discuss its going concern opinion, please also add that Alpha Modus has not yet generated any revenues.
Interests of IAC's Sponsor, Directors and Officers in the Business Combination, page 17

4. Regarding prior comment 3, we note disclosure on page 90 that your officers, directors and Sponsor will not receive reimbursement of a specific dollar amount of out-of-pocket expenses, and on page 76 that your Sponsor would lose approximately $86 million of the value of the Founder Shares and Private Placement Warrants if the company does not complete the initial business combination. Please include disclosure that your officers and directors are some of the members of your sponsor and address the amount of value they have at risk, as members of the Sponsor, that depends on the completion of the Business
       Combination. We also note disclosures in note 4 to your most recent interim financial statements regarding amounts due to related parties in connection with the Administrative
       Services Agreement, advances to extend the Business Combination Period and payments to your management team for services rendered to the company. We also note that Mr.
       Singer has waived amounts owed under the Administrative Services Agreement and with respect to management's services, effective upon issuance of 125,000 shares at closing. It is unclear whether you have included these as amounts that your sponsor, officers and directors have at risk that depends upon the completion of a business combination. Please revise to clarify and, as requested in the comment, to disclose the dollar amount that (i)
       your Sponsor and its affiliates and (ii) each of your officers and directors have at risk that depends upon the completion of the Business Combination.
5. Where you disclose on pages 18 and 90 that the Founder Shares will have a significantly higher value at the time of the Business Combination than the $25,000 the Sponsor paid for them, please also disclose the estimated value of the Founder Shares based on a recent closing price of the IAC Class A common stock to help investors better understand the level of the Sponsor's interest in this regard. We note that you have included this value on page 17 ($68.2 million based on the price as of June 27, 2024), in the context of a detailed discussion of the Founder Share Lock-Up Agreement.
 July 25, 2024
Page 3
Risk Factors, page 19

6. As your Risk Factor section beginning on page 27 exceeds 15 pages, please provide a concise, bulleted summary of the principal risks, as required by Item 105(b) of Regulation
       S-K.
Sources and Uses of Funds for the Business Combination, page 19

7. We note disclosures throughout the prospectus that at the closing, the combined company will use its "best efforts" to pay off IAC's loans from Polar (approximately $975,000) and
       Alpha Modus' loans from Janbella (approximately $1,400,000). Please disclose whether these amounts are reflected in the sources and uses of funds tables on page 19.
Risk Factors, page 27

8. Please revise the introductory language to the risk factors section suggesting that investors perform their own investigation of the business, prospects, financial condition and operating results of Alpha Modus and New IAC after the completion of the business combination. Investors are entitled to rely on the information you provide in the registration statement.
9. If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the
       Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Some of the IAC officers and directors may be argued to have conflicts of interest that may influence them . . . , page 40

10. We note that you have updated your disclosure throughout your filing to reflect information based on the closing price on Nasdaq as of June 27, 2024. However, we note in a few instances where some information was still based on the last sale price on
       February 1, 2024. Please clarify and/or revise accordingly.
We may be subject to the Excise Tax . . . , page 42

11. Please update the information in this risk factor that is given as of September 23, 2023.
Unaudited Pro Forma Condensed Combined Financial Statements
Description of Business Combination, page 57

12. You disclosed in your pro forma financial statements, the Earnout Shares are considered indexed to the issuer's stock and should be classified as equity. Please tell us how you determined that it was not necessary to also evaluate the change of control as an input into a "fixed-for-fixed" valuation model to support your equity accounting treatment. Refer to
       ASC 805-40-15-7E.
 July 25, 2024
Page 4


Unaudited Pro Forma Condensed Combined Financial Statements
Condensed Combined Statement of Operations for the Year Ended December 31, 2023, page 68

13. We note your discussion of footnote (FF) reflecting the gain on forgiveness of deferred underwriting fee payable referenced in adjustment (F) as if incurred on January 1, 2023.
        Please clarify how you originally recorded the deferred underwriting commissions and your basis for reflecting the transaction as a gain on the statement of operations for forgiveness of deferred underwriting fees versus a capital transaction within the statement of stockholders' equity. Your response should outline the facts, circumstances, and any
       GAAP literature that support your chosen accounting treatment.
14. Reference is made to adjustments (GG), (HH), and (KK). Please tell us and expand your disclosures to discuss what each of the equity issuances relates to and your basis for reflecting such amounts as general and administrative expenses on your pro-forma financial statements.
Conditions to the Closing of the Business Combination, page 85

15. We note that the disclosure contemplates that the parties may waive conditions "where permissible." Please identify any material conditions to closing that either party may waive.
Ownership of New IAC after the Business Combination, page 92

16. Please clarify whether your statement that Alpha Modus stockholders and debt holder will own approximately 54.9% of the outstanding capital stock of New IAC immediately after the closing contemplates the issuance of the Class C Preferred. In this regard, we note disclosure in the letter to shareholders and elsewhere that Mr. Alessi will beneficially own
       55.8% of the voting stock of New IAC after the closing. Please clarify similar disclosures in the Equity Capitalization Summaries and where any similar disclosure appears.
Alpha Modus Transaction, page 95

17. Please ensure that you discuss how the nature and amount of consideration to be issued by
       IAC in the transaction was determined. We note your disclosure that the AM Term Sheet contained a valuation of $175 million, but the equity value upon which the consideration is based is $110 million.
Recommendation of the IAC Board and Reasons for the Business Combination, page
97

18. We note your response to prior comment 6. Please discuss how the IAC Board evaluated the future potential licensing revenues of Alpha Modus in evaluating the fairness and reasonableness of the $110 million of consideration, particularly in light of the fact that
       Alpha Modus has not yet generated any licensing revenues.
19. We note your revised disclosure on pages 98, 99 and elsewhere that the IAC Board is not aware of the assumptions underlying Alpha Modus's damages estimates of $300 million from initial patent infringement cases and "over $1 billion" in estimated damages over the life of patents currently owed. We also note that the IAC Board did not perform any analysis of the estimates other than that it considered them to be "reasonable in light of the
 July 25, 2024
Page 5

       nature of the technology underlying Alpha Modus' patent portfolio and the use of similar technology in the retail industry . . . " Please revise your disclosure to address:
           what factors regarding the nature of the technology and use of similar technology led the IAC Board to conclude that, based in part on the future potential damages recoverable, the consideration of $110 million of securities is fair and reasonable. In this regard, please also address the fact that the members of the IAC Board are not experts in patent litigation or AI patent infringement, as disclosed on page 36.
           the basis of IAC Management's belief that the consideration is fair and reasonable, as it explained and discussed this with the IAC Board.
           given the estimated amounts of the potential damages and the uncertainties, risk and difficulty predicting the outcomes of patent litigation, whether and if so what steps the IAC Board took to make itself aware of the assumptions underlying the estimates or conduct any of its own analysis of the estimates.
Negotiated transaction, page 100

20. In the last paragraph on page 100, please clarify how the issuance of IAC preferred stock
       to Mr. Alessi   s entities in the business combination was intended to
address concerns
       regarding transaction costs and the likelihood that the combined company would not be able to raise non-debt, equity-only funding at closing. Please also elaborate on the terms of the dividend rights, conversion, ranking and other material terms of the Class C
       Preferred, and how they were negotiated or determined. Clarify if true, that even if no trigger event has occurred, the Class C Preferred shares will be entitled to a greater amount of dividends and will convert into more than 7,500,000 shares if the trading price is less than $10 per share.
Beneficial Ownership of Securities, page 172

21. We note new disclosure in clause (iv) that the shares of New IAC common stock underlying New IAC Series C Preferred Stock are not shown in the table since the preferred is not convertible until 18 months after the closing. We also note that Mr. Alessi is the beneficial owner of 100% of the 7,500,000 shares of New IAC Series C Preferred
       Stock to be issued in the business combination, which does not appear in the table. Note that Item 403 of Regulation S-K requires tabular disclosure of beneficial owners of more than five percent of any class of the registrant's voting securities, and as to each class of equity securities, the securities beneficially owned by directors and executive officers.
       Please revise the table to show Mr. Alessi's beneficial ownership of the Series C Preferred
       Stock and percentage ownership after the business combination. In this regard, we note disclosure on page 35 that Mr. Alessi will be deemed to own or control approximately
       55.8% of the voting stock of New IAC in the aggregate. If Mr. Alessi shares beneficial ownership of Series C Preferred Stock with any officer, director or holder of more than five percent of the Series C Preferred Stock, please identify such person(s) and their beneficial ownership in the table and provide appropriate disclosure regarding shared beneficial ownership in a footnote or otherwise to avoid confusion. Please see Item 404 of
       Regulation S-K and instructions.
22. Please clarify where the 125,000 shares issuable to Mr. Singer are included in the table.
       We note that footnote (1) only reflects the Class A shares currently held by the Sponsor
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Page 6

       and the Class B shares that will convert to Class A shares upon closing.
Item 21. Exhibits and Financial Statement Schedules, page II-1

23. Please file copies of your license agreements with GZ6G Technologies Corp and Xalles
       Holdings Inc. as exhibits to the registration statement, as these appear to be material contracts.
       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction